EXHIBIT 99.1

mCloud AssetCare™ Solution to Deliver Enhanced Indoor Air Quality and Energy Efficiency at 18-Floor Life Plaza Office Tower in Calgary

Premier Slate-owned property in downtown Calgary to be equipped with mCloud
Connected Buildings solution to sustainably optimize safety and comfort of tenants

CALGARY, AB, Nov. 30, 2021 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced a three-year agreement with Colliers Macaulay Nicolls Inc., an appointed agent of Slate Asset Management ("Slate"), to deploy mCloud's AssetCare solution for HVAC and indoor air quality ("IAQ") at Life Plaza, one of Slate's premier office towers in downtown Calgary. The initial subscription term for this agreement becomes effective at the completion of AssetCare installation and is set to renew in November 2025.

This AssetCare solution represents mCloud's largest IAQ deployment to date, providing clean air and energy efficiency improvements to an 18-floor office tower spanning 235,000 square feet across 35 cloud-connected zones.

"Through AssetCare, tenants and occupants at Life Plaza will be able to breathe easy knowing they are in a connected building that defines the new industry benchmark for thermal comfort, air quality and sustainability," said Patrick O'Neill, Ph.D., mCloud President for Connected Buildings. "Our IAQ solution exceeds the standards and regulations set by health and building authorities around the world, positioning the Life Plaza building as one of the healthiest and most energy efficient properties in Calgary."

"A key objective of our overall ESG efforts is to deliver high-quality, resource efficient and healthy buildings to our tenants," said Brett Koroluk, Vice President of Asset Management at Slate. "Ensuring the wellbeing and safety of our buildings' end users with high quality air is particularly important now, as many employees are returning to work. Integrating mCloud's AI-based digital solution at the Life Plaza property not only protects our tenants, but also helps to provide overall cost savings on energy consumption and maintenance costs, creating value across the board."

Through AssetCare, building tenants will benefit from safer indoor air throughout the entire building. A combination of IoT-enabled 24/7 air quality monitoring and AI-driven connected air purification will drive indoor air quality capable of outperforming standard HEPA filtration by continuously eliminating up to 95% of harmful particulates and contaminants smaller than one micron in size. Mobile-scannable QR badges present throughout the building will allow building occupants to get live readings of the indoor air quality in their surroundings at any time.

In addition to improving indoor air quality, the AssetCare HVAC and IAQ solution employs AI to drive HVAC energy improvements of up to 25%, cost savings from optimized maintenance, and positive ESG outcomes from the elimination of building energy waste.

Businesses interested in learning more about mCloud's HVAC and IAQ solutions are invited to visit https://www.mcloudcorp.com/HVAC-and-indoor-air-quality to learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Calgary, Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the completion of deploying AssetCare at Life Plaza and the HVAC and IAQ benefits to be realized through the solution.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2021/30/c3166.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 30-NOV-21